                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Lasergate Systems, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.03 Par Value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   517906 50 9
          -------------------------------------------------------------
                                 (CUSIP Number)

            28050 U.S. 19 North, Suite 502, Clearwater, Florida 34621
          -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 24, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]1.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7b for other parties to whom copies are to be sent.



----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 517906 50 9

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    1       Name of Reporting Person: Advantix, Inc.
            I.R.S. Identification No. of Above Person (if entity):  06-1424841

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    2       Check the Appropriate Box if a Member of a Group*
                                                                 (a)  [ ]2
                                                                 (b)  [ ]3
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    3       SEC use only


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    4       Source of Funds*

                    WC  up to $3,265,555
                    OO shares of common stock of Advantix, Inc.
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    5       Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                              [ ]4

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    6       Citizenship or Place of Organization

                    Delaware
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 Number of shares       7     Sole voting power
beneficially owned
 by each reporting                    32,655,549
    person with
                     -----------------------------------------------------------
                        8     Shared voting power

                     -----------------------------------------------------------
                        9     Sole dispositive power

                                      32,655,549
                     -----------------------------------------------------------
                       10     Shared dispositive power

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    11      Aggregate Amount Beneficially Owned by Each Reporting Person

                    32,655,549
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    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [ ]5

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    13      Percent of Class Represented by Amount in Row (11)

                    81%
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    14      Type of Reporting Person*

                    CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1. SECURITY AND ISSUER.

        Common stock, $.03 par value (the "Common Stock"), and Series G Preferred Stock, which is convertible into Common Stock (the "Preferred Stock") of Lasergate Systems, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2189 Cleveland Street, Suite 230, Clearwater, Florida 33765.


ITEM 2. IDENTITY AND BACKGROUND.

        Advantix, Inc. is a Delaware corporation ("Advantix") engaged primarily in the business of ticketing services.

        The address of the principal executive offices of Advantix is 4675 MacArthur Court, Suite 1400, Newport Beach, California 92660.

        Neither Advantix nor any executive officer or director of Advantix, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Information with regard to the name, citizenship, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each executive officer and director of Advantix is attached to this Schedule 13D as Schedule I and incorporated herein by reference.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        To complete the purchase of the securities of the Issuer in the transactions described herein, Advantix intends to use working capital in an amount up to $3,265,555. Under certain circumstances, the Preferred Stock of the Issuer will be purchased by Advantix for shares of common stock of Advantix, thereby reducing the amount of working capital to be used to complete the purchase by up to $2,481,822. Advantix will issue shares of its common stock equal to an exchange ratio of 170.081, subject to certain adjustments, multiplied by the number of shares of Preferred Stock of the Issuer to be purchased by Advantix.


ITEM 4. PURPOSE OF TRANSACTION.

        Pursuant to an agreement, dated January 24, 1999, with RBB Bank, AG ("RBB") (the "Agreement"), Advantix is acquiring the securities of the Issuer for the purpose of gaining control of the Issuer.

        Item 4.(a) Advantix has entered into the following transactions which relate to the acquisition of securities of the Issuer:

                      On January 24, 1999, Advantix entered into the Agreement with RBB, pursuant to which Advantix agreed to purchase 7,837,332 shares of the Common Stock of the Issuer for cash in the amount of $783,733.20 and 5,700 shares of the Preferred Stock of the Issuer for shares of common stock of Advantix equal to an exchange ratio of 170.081, subject to certain adjustments, multiplied by the number of shares of Preferred Stock owned by RBB. The shares of Preferred Stock of the Issuer are convertible into 24,818,217 shares of the Common Stock of the Issuer.



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        Item 4.(b)    Advantix has proposed to the Issuer's board of directors a merger of the Issuer with and into a subsidiary of Advantix and the Issuer's board of directors is currently considering this proposal. If the proposal is not approved by the Issuer's board of directors, then Advantix may consider (i) a plan to acquire the remaining shares of issued and outstanding Common Stock of the Issuer in a tender offer transaction and/or (ii) a plan to effectuate a merger of Advantix, or a subsidiary of Advantix, and the Issuer into a single corporate entity once Advantix acquires a controlling interest in the Issuer.

        Item 4.(c) Advantix has not developed any plans or proposals to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries.

        Item 4.(d) Pursuant to the Agreement, RBB is required to take all appropriate or necessary actions to elect a majority of the members of the Issuer's board of directors.

                      As part of Advantix' proposed Agreement and Plan of Merger it is proposed that additional individuals will be elected to the Issuer's board of directors.

        Item 4.(e) Except as discussed in Item 4(b) above, Advantix does not currently have any plans or proposals for any material change in the present capitalization or dividend policy of the Issuer.

        Item 4.(f) Except as discussed in Item 4(b) above, Advantix does not currently have any plans or proposals for any other material change in the Issuer's business or corporate structure.

        Item 4.(g) Except as discussed in Item 4(b) above, Advantix does not currently have any plans or proposals for changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisitions of control by the Issuer by any person.

        Item 4.(h) No class of stock of the Issuer is currently listed on a national securities exchange or quoted in an inter-dealer quotation system of a registered national securities association.

        Item 4.(i) If the possible tender offer transaction or merger with the Issuer discussed in Item 4(b) above is completed, it is anticipated that the Issuer's Common Stock could be deregistered.

        Item 4.(j) Advantix does not currently have any plans to take any action similar to those discussed in Items 4(a) - (i) above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5.(a) Upon the consummation of the transactions contemplated by the Agreement, Advantix will beneficially own approximately 32,655,549 shares of the Common Stock, which represents approximately 81% of the Common Stock, consisting of the following:

                      (i) 7,837,332 shares of the Common Stock (51% currently);

                      (ii) 24,818,217 shares of the Common Stock issuable upon the conversion of the 5,700 shares of the Preferred Stock.



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        Item 5.(b)    Upon the consummation of the transactions contemplated by
                      the Agreement, Advantix will have the sole power to vote or to direct the vote of and to dispose or direct the disposition of the aggregate of approximately 32,655,549 shares of the Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except for the Agreement, discussed in Item 4(a) above, between Advantix and RBB, Advantix is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of any proxy.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        10.1 Agreement between Advantix and RBB, dated January 24, 1999.



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 2, 1999.



                                   S/ John M. Markovich
                               -------------------------------------------------
                               Signature

                               John M. Markovich, Executive Vice President & CFO
                               -------------------------------------------------
                               Name/Title



        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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             SCHEDULE I TO SCHEDULE 13D FOR LASERGATE SYSTEMS, INC.



Name:   C. Ian Sym-Smith
Citizenship:  Great Britain
Business Address: 676 E. Swedesford Rd., #100, Wayne, PA 19087-1651 Principal Occupation/Employment/Name: Venture Capitalist
Business Address: 676 E. Swedesford Rd., #100, Wayne, PA 19087-1651 Relationship to Advantix: Director


Name:  William E. Ford
Citizenship:  United States
Business Address:  3 Pickwick Plaza, Greenwich, CT  06830
Principal Occupation/Employment/Name: Managing Partner, General Atlantic
                                      Partners, LLC.
Business Address: 3 Pickwick Plaza, Greenwich, CT  06830
Relationship to Advantix: Director


Name:  Harold Silen
Citizenship:  United States
Residence Address:  8 Buckeye Way, Kentfield, CA  94904
Principal Occupation/Employment/Name: Retired
Business Address: 8 Buckeye Way, Kentfield, CA  94904
Relationship to Advantix: Director


Name:  Nicholas E. Sinacori
Citizenship:  United States
Business Address:  300 First Stamford Place, Stamford, CT  06902
Principal Occupation/Employment/Name: Managing Partner, International Capital
                                      Partners, Inc.
Business Address: 300 First Stamford Place, Stamford, CT  06902
Relationship to Advantix: Director


Name:  Melinda R. Rich
Citizenship:  United States
Business Address:  One West Ferry Street, Buffalo, NY  14213
Principal Occupation/Employment/Name: Executive Vice President, Innovation,
                                      President, Rich Entertainment Group, Rich
                                      Products Corporation
Business Address: One West Ferry Street, Buffalo, NY  14213
Relationship to Advantix: Director

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SCHEDULE I TO SCHEDULE 13D FOR LASERGATE SYSTEMS, INC. (CONT)


Name:  Irvin E. Richter
Citizenship:  United States
Business Address:  One Levitt Parkway, Willingboro, NJ  08046
Principal Occupation/Employment/Name: Chairman and CEO, Hill International, Inc. Business Address: One Levitt Parkway, Willingboro, NJ 08046
Relationship to Advantix: Director


Name:  W. Thomas Gimple
Citizenship:  United States
Business Address: 4675 MacArthur Court, Suite 1400, Newport Beach, CA 92660 Principal Occupation/Employment/Name: President and CEO, Advantix, Inc. Business Address: 4675 MacArthur Court, Suite 1400, Newport Beach, CA 92660 Relationship to Advantix: Director and Officer


Name:  John M. Markovich
Citizenship:  United States
Business Address: 4675 MacArthur Court, Suite 1400, Newport Beach, CA 92660 Principal Occupation/Employment/Name: Executive Vice President, Finance and CFO,
                                      Advantix, Inc.
Business Address: 4675 MacArthur Court, Suite 1400, Newport Beach, CA 92660 Relationship to Advantix: Officer


Name:  Thomas R. Pascoe, Jr.
Citizenship:  United States
Business Address: 4675 MacArthur Court, Suite 1400, Newport Beach, CA 92660 Principal Occupation/Employment/Name: Executive Vice President and COO,
                                      Advantix, Inc.
Business Address: 4675 MacArthur Court, Suite 1400, Newport Beach, CA 92660 Relationship to Advantix: Officer


Name:  Randall D. Kenworthy
Citizenship:  United States
Business Address: 4675 MacArthur Court, Suite 1400, Newport Beach, CA 92660 Principal Occupation/Employment/Name: Executive Vice President, Sales and
                                      Marketing
Business Address: 4675 MacArthur Court, Suite 1400, Newport Beach, CA 92660 Relationship to Advantix: Officer